KUTAK ROCK LLP
SUITE 3100 1801 CALIFORNIA STREET DENVER, COLORADO 80202-2626 303-297-2400 FACSIMILE 303-292-7799 www.kutakrock.com	ATLANTA CHICAGO DES MOINES FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES OKLAHOMA CITY OMAHA PASADENA RICHMOND SCOTTSDALE WASHINGTON WICHITA

May 17, 2007

VIA EDGAR

Ms. Karen Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Spirit Finance Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 26, 2007
File No. 001-32386

Dear Ms. Garnett:

On behalf of Spirit Finance Corporation (the “Company”), we are filing herewith the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated May 14, 2007 (the “Comment Letter”), relating to the filing of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on April 26, 2007.  For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below followed by the Company’s response.

To the extent this response relates to information concerning any of Redford Merger Co. (“Merger Sub”), Redford Holdco, LLC (“Redford”), the Redford Australian Investment Trust(1) (the “Trust”) or any of the members of Redford’s or the Trust’s consortium of equity investors (collectively, the “Equity Investors”) that includes an affiliate of Macquarie Bank Limited (“Macquarie”), such response is included in this letter based on information provided to the Company by such other entities or their respective representatives.

(1)             A number of the equity investors in Redford have made their investment in Redford indirectly through an Australian trust.  The Trust is one of the direct owners of Redford.

1.             Please provide an analysis regarding the applicability or non-applicability of Rule 13e-3 of the Securities Exchange Act of 1934 to the merger that shareholders will be voting on.  Specifically, please explain the affiliate/non-affiliate status of Redford and its investors and discuss all facts relevant to an analysis under Rule 13e-3.  In this regard, we note that Redford currently owns 9.5% of the outstanding common stock of Spirit Finance Corp.

The Company respectfully advises the Staff that it does not believe the proposed acquisition of the Company by the Equity Investors (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 12, 2007, by and among the Company, Redford and Merger Sub constitutes a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (“Rule 13e-3”).  None of the Equity Investors, Redford, the Trust or Merger Sub are affiliates of the Company; and none of the Company’s executive officers, Morton H. Fleischer, Christopher H. Volk, Catherine Long, Michael T. Bennett, Jeffrey M. Fleischer and Gregg A. Seibert (collectively, the “Company Executives”), are affiliates of the Equity Investors, Redford, the Trust or Merger Sub.  Accordingly, the Company does not believe that any of the Equity Investors, Redford, the Trust, Merger Sub or the Company Executives are a Schedule 13e-3 filing person in connection with the Merger.

The Equity Investors, Redford, the Trust and Merger Sub (i) collectively own approximately 5.4% of the common stock of the Company (as Redford does not believe the shares held by Redford should be aggregated with certain shares held by an affiliate of one of the Equity Investors), which shares were acquired after execution of the Merger Agreement, (ii) do not have any representation on the Company’s board of directors (or the right to appoint any representatives to the board of directors), (iii) do not have any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, the Company, or (iv) are not otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of the Company.  Furthermore, there are no relationships between any Company Executive and any of the Equity Investors, Redford, the Trust or Merger Sub that would make any of the Equity Investors, Redford or Merger Sub an affiliate of the Company. As described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, dated November 14, 2000 (the “Outline”), the key question is whether members of management that are affiliates of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer.  No Company Executive possesses any control over Redford or Merger Sub, and neither Redford nor Merger Sub is under common control with the Company or any Company Executive. Accordingly, we conclude that none of the Equity Investors, Redford, the Trust or Merger Sub is an affiliate of the Company.

We note that in Exchange Act Release No. 34-16075 (August 2, 1979) and Example 3 of the Going Private Rules and Schedule 13e-3 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997) (the “Telephone Interpretation”), the Staff took the position that, where continuity in management exists, a Schedule 13e-3 may be required even if the transaction was negotiated at arm’s length.  The Outline notes that important factors in the Staff’s analysis of Rule 13e-3 transactions include whether the issuer’s management ultimately will hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (which defines control as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).  As described in the Telephone Interpretation, the factors examined by the Staff in analyzing Rule 13e-3 transactions also include increases in the consideration to be received by management and alterations in management’s executive agreements favorable to management, although Note 6 of Release No. 34-16075 clarifies that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement… .”  The facts relevant to an analysis of these factors are discussed in the response below.

Neither the Equity Investors nor Redford Have Control Over the Company

The Company notes the Staff’s statement in the Comment Letter that “Redford owns 9.5% of the outstanding common stock” of the Company.  Redford did not own any common stock of the Company at the time of execution of the Merger Agreement.  In connection with the execution of the Merger Agreement, Redford executed a stock purchase agreement (the “Stock Purchase Agreement”) to acquire 6,150,000 shares of common stock of the Company in the future in order to provide the Company with financing to continue to operate its business during the period between the signing and closing of the Merger Agreement given the potential difficulty of raising such necessary financing while the closing of the Merger was pending.  This stock was less than 5.4% of the Company’s outstanding common stock of the Company when Redford made its purchase on March 21, 2007.  Due to the fact that the direct and indirect equity ownership of Redford is disbursed among a group of independent investors (including Macquarie European Investment Pty Limited (“MEIPL”), an affiliate of Macquarie) none of whom owns directly or indirectly in excess of 30% of Redford, no single direct or indirect investor of Redford (including MEIPL) has the power to control Redford.

The Company has been advised that other than any indirect interest in the shares acquired by Redford pursuant to the Stock Purchase Agreement, no Equity Investor owned any other shares of the Company’s common stock at the time of execution of the Merger Agreement and the Stock Purchase Agreement.  However, as described in footnote (3) on page 71 of the Proxy Statement, Macquarie Technology Investment Pty Limited (“MTIPL”), another affiliate of Macquarie, owned 4,727,000 shares of the Company’s common stock at March 12, 2007, when the Merger Agreement and the Stock Purchase Agreement were executed(2).  This ownership represented less than 4.4% of the Company’s outstanding common stock on March 12, 2007, and less than 4.2% following Redford’s purchase of 6,150,000 Company shares pursuant to the Stock Purchase Agreement on March 21, 2007.  MTIPL is arguably under common control with MEIPL, another affiliate of Macquarie which is an indirect owner of Redford.  However, as noted above, neither MEIPL nor Macquarie controls Redford.  Therefore, Redford believes that it is not affiliated with MTIPL and Redford’s ownership of the Company’s common stock should not be aggregated with the Company’s common stock held by MTIPL.

(2)             For internal Macquarie group purposes, MTIPL intends to sell its 4,727,000 shares of the Company’s common stock to an affiliate of Macquarie for cash at the prevailing market price of the stock prior to the closing of the Merger.  Such shares will be cashed out as part of the Merger like shares held by any other holder.

Moreover, Rule 13e-3(a)(1) states that “… a person who is not an affiliate of an issuer at the commencement of such person’s tender offer… will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer… .”  Thus, the Company believes the appropriate time for determining whether Redford was an affiliate of the Company for purposes of a Rule 13e-3 transaction involving a merger would be at the time the Merger Agreement was executed.  At the time of execution of the Merger Agreement, Redford did not own any shares of the Company’s common stock.  The common stock currently held by Redford was acquired pursuant to the Stock Purchase Agreement subsequent to execution of the Merger Agreement.  Even if the Company’s shares owned by MTIPL are deemed to be owned by Redford at the time the Merger Agreement was executed, the Company does not believe the mere ownership of less than 4.4% of its outstanding common stock would constitute control over the Company.  Since the Company’s organizational documents do not permit cumulative voting, a stockholder holding less than 4.4% of its common stock would not be entitled to appoint any directors to the Company’s board of directors or exercise any control over the Company.  Further, even assuming that the proper time for analysis was any time after execution of the Merger Agreement, and further assuming that the shares of the Company’s common stock held by MTIPL and Redford are aggregated, the Company still does not believe ownership of 9.5% of the Company’s common stock would constitute control over the Company.  Neither the Equity Investors, Redford or MTIPL were in any position to direct the Company’s management or policymaking when the Merger Agreement was executed or at any other relevant time, nor did such entities influence or play any role in the Company’s board of directors’ decision to approve the Merger Agreement and recommend the same to the Company’s stockholders.

Finally, even if Redford is deemed to own 9.5% of the outstanding common stock of the Company, none of Redford, the Trust, Merger Sub or any Equity Investor has any right to appoint the Company’s directors that is any different from the normal voting rights of the Company’s stockholders and no arrangement exists between the Company or any of its directors or officers, on the one hand, and such entities, on the other hand, that could be construed as constituting control over the Company.  Therefore, we do not believe that Redford, the Trust, Merger Sub or any Equity Investor is an affiliate of the Company.

Equity Participation of Management in the Successor Company

As described on page 45 of the Proxy Statement, at the request of the Equity Investors in order to incentivize the Company Executives to remain employed with the Company following the Merger, two of the Company Executives, Morton H. Fleischer and Christopher H. Volk, have agreed to make an equity investment in Redford in connection with completion of the Merger. The executives’ equity investment will be made on the same terms and price as the investments in Redford made by the Equity Investors. Mr. Fleischer has agreed to exchange 1,075,270 shares of the Company’s common stock he owns for $15.6 million of equity interests in Redford and Mr. Volk has agreed to exchange 626,306 shares of the Company’s common stock he owns for $9.1 million of equity interests in Redford. Other Company Executives and other employees of the Company may also be eligible to exchange shares of common stock of the Company they own for equity interests in Redford immediately before completion of the Merger, but are not obligated to do so and have not committed to do so as of the date of this letter.  Substantially all of the material terms of the Merger Agreement, including the price, had been negotiated before the Equity Investors made the request for Messrs. Fleischer and Volk to make the required equity rollover.  Further, performance by Messrs. Fleischer and Volk on the required equity rollover is not a condition to completion of the Merger and Redford will be required to complete the Merger even if Messrs. Fleischer and Volk breach their agreement to make the equity rollover, assuming all other conditions to the Merger are satisfied.

It is anticipated that Messrs. Fleischer and Volk’s committed equity rollover together will represent less than 2.4% of the equity interests of Redford immediately following completion of the Merger.  Assuming the Company Executives exchanged all of their current equity interests in the Company for equity interests in Redford on a non-taxable basis, immediately after completion of the Merger the Company Executives would own approximately 5.2% of the equity interests of Redford expected to be outstanding at that time.

We have been advised that Redford contemplates establishing an option pool of its equity interests which will be made available to the Company Executives and certain employees of the Company following the Merger.  The proposed option pool has not been formalized and no awards have been made under the pool.  The final amount and allocation will be determined by Redford’s board of directors.  Even with the proposed option pool in place, however, the equity ownership of the Company Executives in Redford immediately following completion of the Merger is not expected to increase significantly from the existing positions held by them in the Company.

Representation of Management on the Governing Body of Redford/Post-Closing Compensation Arrangements

Currently, Messrs. Fleischer and Volk, the Company’s Chairman and Chief Executive Officer, respectively, serve on the Company’s board of directors, along with eight other non-employee directors who are independent, thus having 20% of the voting power of the Company’s current board of directors.  The boards of directors of Redford and the Company following the completion of the Merger will include a representative of each group of direct and indirect investors in Redford, and may include up to two representatives of the Company’s existing management who invest in Redford. It is expected that there will be different voting power accorded to different directors, with each management director having significantly less voting power than each director designee of the other equity investors.  Therefore, the ability of Messrs. Fleischer and Volk to influence the affairs of the Company through their board seats following the closing will be substantially reduced from such ability before the closing.

As described on page 20 of the Proxy Statement, although the Equity Investors requested to negotiate future employment arrangements with the Company Executives before execution of the Merger Agreement but after the material terms of the Merger Agreement had been substantially negotiated, the Company and the Company Executives declined to engage in such negotiations.  However, as described above, at the request of the Equity Investors in order to incentivize the Company Executives to remain employed with the Company, two of the Company Executives, Messrs. Fleischer and Volk, agreed to make an equity investment in Redford in connection with completion of the Merger.  In addition, as described on page 43 of the Proxy Statement, Messrs. Fleischer and Volk also agreed to waive certain provisions of their employment agreements that would have permitted them to terminate their employment with good reason and receive cash payments upon the Company ceasing to be a public company in connection with the Merger.

Except as described above, there were no discussions, much less any contract, agreement or understanding, between the Equity Investors and the Company Executives regarding individual employment or compensation arrangements prior to the execution of the Merger Agreement.  At the direction of the independent members of the board of directors, the Company Executives did not engage in any discussion of such matters until after the expiration of the 28-day active solicitation period that followed execution of the Merger Agreement.  Following expiration of the active solicitation period and with the permission of the independent directors, the Equity Investors and the Company Executives commenced discussions regarding compensation, employee benefits and equity ownership that would be applicable following completion of the Merger.  However, to date, these discussions have been preliminary in nature, and no terms or agreements have been reached. Although the Company currently expects that these arrangements will be in place prior to the closing of the Merger, there is no specific timeline for negotiating or finalizing any such arrangements and such arrangements are not a condition to Redford or the Company’s obligation to complete the Merger.

As noted on page 23 of the Proxy Statement, through preliminary discussions that followed the expiration of the active solicitation period, the Equity Investors have informed the Company that they currently intend to retain the Company Executives to continue in their current management positions with the Company following the closing of the Merger.  To date, these discussions have been preliminary in nature, no terms or agreements have been reached and no determination has been made whether the compensation of the Company Executives will increase materially or whether there will be any alterations in the Company Executives’ employment agreements favorable to Company management.  Although an increase in compensation is a factor examined by the Staff in determining affiliate status, in Footnote 6 to Release 34-16075, the Staff clarifies that the SEC “would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”  The Equity Investors have informed the Company that the terms of the Company Executives’ employment arrangements are expected to be reasonable and customary.  A recent analysis of this subject concludes that:

“[m]anagement continuing with a similar compensation package or similar board representation, should not be considered affiliates of the acquirer without additional indicia of control.”

de Burca, “The Definition of Affiliate under the SEC’s Going Private Rule,” Insights, vol. 18, no. 8 (Aug. 2004), p.19.

Other Considerations

We also respectfully submit to the Staff that none of the potential abuses associated with a Rule 13e-3 transaction are present with respect to the proposed Merger. Neither Messrs. Fleischer or Volk nor any of the other Company Executives coerced or caused the Company to enter into the Merger Agreement with Redford. The Merger Agreement was the result of arm’s-length negotiations between Redford and the Company and was unanimously approved by the Company’s board of directors, eight of the ten members of which are independent.  For a 28-day period following execution of the Merger Agreement, the Company, through its financial advisors and supervised by the independent members of the board of directors, conducted an active solicitation of alternative proposals to the Merger with potential bidders actively conducting diligence on the Company.  The equity rollover was required by the Equity Investors, not by the Company Executives.  The Merger is also subject to the approval of the Company’s stockholders.  While this is not dispositive, the Company’s directors and the Company Executives together hold approximately 3.3% of the outstanding common stock of the Company entitled to vote on the Merger, an immaterial amount of voting power with respect to the vote on the Merger.  Furthermore, at the time the price and other material terms of the Merger Agreement were negotiated, no understandings with respect to continued management employment, directorships or equity ownership of the Company Executives existed, and other than the equity rollovers of Messrs. Fleischer and Volk, none exist as of the date of this letter.

Conclusion

Based on the foregoing facts, including that none of the Equity Investors, Redford, the Trust or Merger Sub (i) collectively owns more than 5.4% of the outstanding equity securities of the Company (as Redford does not believe the shares owned by Redford should be aggregated with those held by MTIPL), which shares were acquired by Redford subsequent to execution of the Merger Agreement, (ii) has any representation on the Company’s board of directors (or the right to appoint any representatives to the board of directors), (iii) has any other commercial relationship that would or could result in having the effect of being in control of, or of being under common control with, the Company or (iv) has any relationship with any Company Executive that would make any of the Equity Investors, Redford, the Trust or Merger Sub an affiliate of the Company, the Company concludes that none of the Equity Investors, Redford, the Trust or Merger Sub is an affiliate of the Company. The Company accordingly concludes that the Merger does not constitute a Rule 13e-3 transaction.

* * * *

The Company acknowledges, with respect to the above-referenced filing, that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. Zieg

Michael J. Zieg